

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 29, 2008

<u>Via Mail and Fax</u>

Yaron Shalem
Chief Financial Officer
TAT Technologies Ltd.
P.O. Box 80
Gedera 70750, Israel

   RE: TAT Technologies Ltd.
     Form 20-F for the Year Ended December 31, 2007
     Form 6-K filed August 15, 2008
     File Number: 000-16050

Dear Mr. Shalem:

   We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 25
A. Operating Results, page 25
Overview, page 26

1. We note from the segment note (note 13) of the notes to the financial statements that "gross profit" and "operating income" for each segment as a percentage of its revenues differ between the segments. In this regard, please address on an overview basis the significant factors affecting these ratios of each segment and the comparability of such ratios between segments. Additionally, address any known trends, demands and uncertainties affecting or that will affect the results of operations, liquidity or cash requirements of each segment, particularly in view of circumstances that may be addressed in disclosures associated with the following two comments. We believe the disclosures indicated above and in the following two comments will help investors better understand your operations and the contributions by each segment to your consolidated results.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 32

2. Please disclose the cost of revenues of each segment as a percentage of its revenues for each period reported. Accompany this with disclosure of the reasons for variances therein between comparative periods for each segment. For example, we note that cost of revenues as a percent of related revenues was 71.3%, 73.5% and 77.6% for MRO services, 70.8%, 68.0% and 64.7% for OEM products, and 81.5%, 84.5% and 69.3% for parts services for 2007, 2006 and 2005, respectively.

3. For consistency with the information presented in your segment note, please include a comparative analysis of operating income for each segment for each period reported.

B. Liquidity and Capital Resources, page 40

4. In the fourth paragraph on page 41 you disclose that capital expenditures for 2007 of $6.3 million were funded by cash flow from operations. However, cash flow from operating activities for 2007 was only $804 thousand. Please clarify.

Cash Flows, page 41

5. Please discuss in terms of cash the significant factors and associated underlying reasons that contributed to the material changes in cash provided by operating activities between comparative periods. Note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's

Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Consolidated Financial Statements, page F-10
Note 1.c – General, page F-10

6. Please explain to us and disclose how the $26.4 million gain related to Limco-Piedmont was computed.

Note 2 – Significant Accounting Policies, page F-14
c. Principles of consolidation, page F-14

7. Please disclose your accounting for investments in less than wholly-owned entities, for example, Limco-Piedmont.

l. Revenue recognition, page F-19

8. Your disclosures indicate that you have multiyear, fixed price contracts for your OEM customers and customers for MRO services. Please disclose the basis upon which revenue is allocated under such respective contracts and how associated costs are recognized. Include in your disclosure how losses associated with such respective contracts are determined and recognized. Provide us with a copy of your intended revised disclosure.

Note 3 – Inventories, page F-27

9. Please explain to us the reason for the increase in the spare parts inventory to $6.9 million at December 31, 2007 from $795 thousand at December 31, 2006.

Note 13 – Segment and Major Customer Information, page F-42

10. Please explain to us and disclose the reason for the comparatively higher amount of general and administrative expenses of the OEM segment relative to the other segments as a percentage of segment revenues, and the basis of attribution of such expenses to the respective segments.

Form 6-K filed August 15, 2008

11. We note your disclosure that a decrease in the net earnings of Limco-Piedmont was due in part to an inventory adjustment. Please quantify for us the amount of, and explain to us the circumstances associated with, this adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief